Preliminary Open Pit Gold Mine Plan Announced for Burns Basin
at Jerritt Canyon, Nevada

Vancouver, BC – September 21, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce that the Board of Directors has approved commencement of preliminary engineering work towards advancement of open-pit mining at Burns Basin which is located at its wholly-owned gold production Jerritt Canyon property in Nevada, USA. Burns Basin is located in the center of the Jerritt Canyon Mining district only 0.9 miles west from the active SSX-Steer underground mine and has existing haul road access. Anticipated startup for the Burns Basin open pit mining operation is in Q4 2012 with daily production of 2,000 ore tons per day. Jerritt Canyon is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

A preliminary mine plan has recently been completed for the Burns Basin resource totaling 241,320 of contained ounces of gold in the Measured and Indicated category and is listed in Table 1. Burns Basin now has a Measured resource of 27,828 ounces at an average grade of 0.163 opt gold and an Indicated resource of 213,492 ounces at an average grade of 0.104 opt gold.

Table 1. Burns Basin Open-Pit Resource at a Gold Price of $1,400

	Measured			Indicated			Measured + Indicated
Au Grade Cutoff (opt)	Ktons	Au Grade (opt)	Contained Au (oz)	Ktons	Au Grade (opt)	Contained Au (oz)	KTons	Au Grade (opt)	Contained Au (oz)
0.036	0.052	0.054	2,815	1.080	0.151	163,168	1.133	0.147	165,983
0.07	0.118	0.212	25,013	0.982	0.051	50,324	1.100	0.068	75,337
Total	0.170	0.163	27,828	2.062	0.104	213,492	2.233	0.108	241,320
Notes: The Burns Basin resource is based on a Lerchs-Grossman pit determination using a new 20 x 20 x 20 block model, current mining costs, a 2,000 ore ton per day production schedule, and a $1,400 Au price which is a three-year trailing average price + 10 percent. The stripping ratio for this Burns Basin resource is 10.8: 1 (waste:ore).

The preliminary mine plan at Burns Basin is based on work carried out subsequent to the completion of the most recent National Instrument (NI) 43-101 Technical Report on the Jerritt Canyon Property and was conducted by Mining Consultants Mark Odell and Karl Swanson under the supervision of Todd Johnson, Vice President of Exploration for YNG, all of whom are Qualified Persons under NI 43-101. The most recent Technical Report can be found in its entirety on the Company website here: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388. Historical mining from Burns Basin from 1988 to 1998 extracted 412,328 ounces from 2.4 million short tons averaging 0.169 opt gold based on internal mine records.

In addition, the Company has allocated the required moneys from its existing exploration budget for further drilling at Burns Basin to confirm and expand the resource and enable detailed mine planning.

Similar open-pit mine preliminary plans are currently in progress for Steer and Saval Canyon, Mill Creek, West Generator, and Wright Window. Drilling has already been authorized and is currently in progress for some of these areas.

President and CEO Mr. Robert Baldock stated, “The startup of open pit mining at Burns Basin is very exciting news for Queenstake Resources as this will allow us to maximize the throughput of our existing on-site ore processing facilities. This is a part of our long term objective of completely overhauling the Jerritt Canyon facilities and creating a new and re-vitalized long term gold producing asset. The recent increase of the gold price has allowed us to reevaluate Burns Basin and other historic open pits for additional mining opportunities. The last significant open-pit mining at Jerritt Canyon occurred at the Dash open pit in 1999.”

This news release was reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.